

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 15, 2008

via U.S. mail and facsimile

Dale B. Herbst, Chief Financial Officer
WII Components, Inc.
525 Lincoln Avenue, SE
St. Cloud, Minnesota 56304

>   **Re: WII Components, Inc.**
>   **Form 10-K for the Year Ended December 31, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
>   **File No. 333-115490**

Dear Mr. Herbst:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief